2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces First Half Financial and
Operational Results

Calgary, Alberta, August 14, 2006 - Gentry Resources Ltd. ("Gentry" or the “Company”) is pleased to announce financial and operating results for the three and six months ended June 30, 2006.

FINANCIAL HIGHLIGHTS

♦

Gentry’s gross revenue for the six months ended June 30, 2006 was $35,761,357, an increase of 44% from the $24,815,537 in the comparative period of 2005. For the three months ended June 30, 2006, gross revenue was $18,105,359, 41% higher than the $12,832,031 recorded a year ago.

♦

Cash flow for the first half of 2006 was $18,539,289 ($0.48 per share), 50% higher than the $12,375,956 ($0.32 per share) recorded in the first half of 2005.  The second quarter cash flow figure for 2006 was $9,507,837 ($0.25 per share), up 44% from the $6,596,820 ($0.17 per share) recorded in the second quarter of 2005.

♦

The Company’s net income for the six months ended June 30, 2006 increased 15% to $3,584,118 ($0.09 per share) versus $3,129,684 ($0.08 per share) recorded in the first six months of 2005. Net income was $1,638,916 ($0.04 per share) in the second quarter of 2006 versus $1,843,241 ($0.05 per share) in the second quarter of 2005.

♦

Gentry’s capital program for the six-month period ended June 30, 2006 was $19,523,857 versus $24,238,104 in the comparative period. For the most recent quarter, Gentry recorded $7,395,906 in capital expenditures.

♦

The June 30, 2006 net debt of $42,818,118 is equivalent to 1.1 years of annualized second quarter cash flow.

OPERATIONAL HIGHLIGHTS

♦

The Company drilled 10 wells (8.9 net) in the second quarter yielding five oil wells (4.5 net) and two gas wells (1.6 net) with three wells (2.8 net) cased and awaiting further evaluation.  For the six months ended June 30, 2006, the Company drilled 22 wells (20.4 net) resulting in six oil wells (5.5 net), nine gas wells (8.6 net), two abandoned wells (1.5 net) and five wells (4.8 net) cased awaiting further evaluation.

♦

Average daily production for the first half of 2006 increased 38% to 4,214 boe/d from the 3,054 boe/d recorded in the corresponding period in 2005. Second quarter production was 4,312 boe/d compared to 3,047 boe/d recorded in 2005.

♦

Natural gas production for the first six months of the year averaged 17,469 mcf/d, while crude oil and natural gas liquids were 1,303 bbls/d. Production numbers for the second quarter were 18,139 mcf/d and 1,289 bbls/d.

♦

The Company concluded a 230 section farm-in at the Princess core area.  Combined with Gentry’s existing land base, the Company now controls 437 contiguous sections of land in the greater Princess area with rights predominantly in the Pekisko and deeper formations.

♦

During the quarter, the Princess Sour Gas Plant was expanded to 15 mmcf/d from its initial 9 mmcf/d and in late May the plant was electrified which improved operational runtimes and reduced operating costs.

♦

The Company is currently producing approximately 4,400 boe/d.  With the addition of increased compression at the Company operated Princess Sweet Gas Plant and production from the Company’s new facility in Heathdale, Sedalia, Gentry projects production levels to reach the 5,000 boe/d mark by the end of the third quarter.

	Three months ended June 30			Six months ended June 30
	2006	2005	% change	2006	2005	% Change
Financial
Revenue	$18,105,359	$12,832,031	41	$35,761,357	$24,815,537	44
Cash Flow	9,507,837	6,596,820	44	18,539,289	12,375,956	50
Per share – basic	0.25	0.17	47	0.48	0.32	50
Per share – diluted	0.24	0.16	50	0.46	0.31	48
Net Income	1,638,916	1,843,241	(11)	3,584,118	3,129,684	15
Per share – basic	0.04	0.05	(20)	0.09	0.08	13
Per share – diluted	0.04	0.05	(20)	0.09	0.08	13
Net Capital Expenditures	7,395,906	10,301,748	(28)	19,523,857	24,238,104	(19)
Net Debt	42,818,118	31,720,038	35	42,818,118	31,720,038	35

Shares Outstanding, weighted average	38,614,716	38,774,907	-	38,643,703	38,694,755	-
Shares Outstanding, diluted	40,373,082	40,424,207	-	40,389,853	40,417,705	-
Production
Oil & Liquids (bbls/d)	1,289	1,295	-	1,303	1,271	3
Gas (mcf/d)	18,139	10,512	73	17,469	10,699	63
Barrels of Oil Equivalent	4,312	3,047	42	4,214	3,054	38
Average Prices
Oil & Liquids (per barrel)	$67.68	$47.30	43	$59.51	$46.85	27
Gas (per mcf)	6.16	7.59	(19)	6.87	7.25	(5)
Barrel of Oil Equivalent	46.14	46.27	-	46.88	44.89	4
Netbacks
Operating
Oil & Liquids (per barrel)	$48.27	$24.21	99	$38.54	$25.35	52
Gas (per mcf)	3.27	5.21	(37)	3.83	4.67	(18)
Oil Equivalent (per boe)	28.18	28.26	-	27.80	26.92	3

Cash Flow (per boe)	24.23	23.79	2	24.30	22.39	9
Net Income (per boe)	4.18	6.65	(37)	4.69	5.66	(17)

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Gentry concluded several corporate goals during the second quarter, the most notable being the signing of two large farm-in agreements in the Princess core area that added approximately 230 sections of petroleum and natural gas rights in the Pekisko formation.  Approximately 200 of these sections will also include rights in the Nisku formation.  The farm-in lands, combined with the Company’s existing land base, creates a contiguous land block of approximately 437 sections with rights predominantly in the Pekisko and deeper formations.  The sheer size of this land block, coupled with the fact that three key Pekisko play types have produced or tested hydrocarbons in all quadrants of the block, will provide Gentry with an attractive inventory of drill prospects for the next several years.

Other important highlights were the expansion of the Princess Sour Gas Plant, from 9 mmcf/d to 15 mmcf/d and the electrification of the plant on May 26th. These have improved the gas plant runtime to a level that now meets Gentry’s operational expectations.

Typically, the second quarter is plagued by wet ground conditions and other weather related delays and stoppages. This year was no exception, although stoppages and delays were more consistent with long term averages versus the extremes recorded in the same period last year. Most of the weather related delays affected road bans which at times restricted trucking from facilities and completion rigs from moving onto wells drilled in the first quarter.  The Company’s contracted drilling rig was also restricted for 18 of the 91 days in the second quarter.  Overall, April through June production from our operated facilities remained relatively consistent with the first quarter.

Operational Review

In the second quarter, Gentry drilled a total of 10 wells (8.9 net) yielding five oil wells (4.5 net) and two gas wells (1.6 net), while three wells (2.8 net) were cased and are waiting on further evaluation. For the first half of the year, Gentry drilled a total of 22 wells (20.4 net) of which six (5.5 net) were oil, nine (8.6 net) were gas, two (1.5 net) were abandoned and five (4.8 net) are cased and awaiting further evaluation.

The Tide Lake/West Tide Lake area of the Company’s Princess core area dominated the drilling program during this quarter with seven wells (6.1 net) drilled.  Five wells (4.5 net) resulted in oil and two (1.6 net) resulted in gas.  The remaining three wells (2.8 net) drilled in the quarter were part of a five well program (two wells drilled subsequent to quarter end) targeting the Company’s Provost Viking play in east central Alberta where the Company has tied up approximately 28 sections of oil rights.

Outlook

With the announcement of Gentry’s two Princess farm-in agreements on June 13th, the Company immediately directed its technical and financial resources to complete drilling obligations prior to stated agreement dates.

The first agreement, or development agreement, encompasses approximately 26.5 sections (16,960 acres) of development fairway. These are lands that infill or are situated within two miles of existing Gentry-owned and operated infrastructure at Tilley and West Tide Lake. To date, the Company has drilled five of the seven commitment wells. The remaining two wells will form part of an upcoming drilling program and are expected to be drilled by the end of the third quarter.  The drilling locations were evaluated by 3D seismic that Gentry received from the farmor at no additional cost. The terms of the agreement state that Gentry pays 100% of all costs to earn all of the farmor’s interest (generally 100%) and the farmor stays in an industry standard royalty position. The earned lands will have a five year term, after which any unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

The second agreement, or exploration agreement, encompasses approximately 203 sections (130,029 acres) and lies south of the West Tide Lake Pekisko oil pool and adjoining the eastern flank of Gentry’s Bantry block.  Under the terms of this agreement, Gentry agreed to initially drill

13 exploration wells, with the last well to be drilled by August 31, 2007. The agreement provides for rolling options to earn the remainder of the farm-in lands.

Under the terms of the agreement, each earning well will earn a six section block and each block will be chosen after the earning well is drilled and evaluated. Each earned six section block will have a seven year term, after which any unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

Gentry purchased a licensed copy of the farmor’s proprietary 3D seismic, covering approximately 224 square miles (580km2), at a cost of $2 million. Gentry expects to immediately target several interesting low risk prospects resulting from detailed analysis of the farm-in lands. This will expedite the earning process and allow for the sizing of production facilities for pools that lie outside the reach of existing Gentry and industry infrastructure while the wells are produced to single well batteries.  Gentry anticipates commencing a phase I drilling program later on in the third quarter.

In other developments, the Company has purchased and is in the process of installing a larger compressor (10 mmcf/d) at its operated West Tide Lake sweet gas plant. Current production is compressor limited to 5 mmcf/d (5 mmcf/d net). With installation expected by mid August, Gentry anticipates moving an additional 5 mmcf/d (3 mmcf/d net) which should take the Company’s sweet gas production up to 8 mmcf/d. Also, Gentry has finished tie-in of its Heathdale sweet gas gathering and compression project in the Sedalia core area and anticipates production to commence in the latter half of August. The Company anticipates 1.5 mmcf/d net will flow through this system.

Going forward, in addition to its drilling programs in the greater Princess area, Gentry expects further drilling at Provost to follow up encouraging results from the earlier program.  Gentry also anticipates follow up high impact drilling programs at Whitecourt, while at Sedalia, the Company’s contracted rig is currently drilling several wells prior to returning to Princess.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, reserve estimates, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of August 9th, 2006.

Revenue, Production and Pricing

Gross production revenue increased 44% to $35.76 million in the first half of 2006 from $24.82 million recorded in the first half of last year. The 63% increase in natural gas volumes boosted revenue by $8.88 million, while the increase in oil and liquids production added $273 thousand to revenue.  Changes in commodity pricing had a mixed effect on revenue.  Higher oil prices added $2.99 million, while the drop in gas prices reduced revenue by $1.20 million.

When comparing the quarterly figures, gross production revenue was $18.11 million for the three months ended June 30, 2006 versus $12.83 million a year ago.  Again, increased gas volumes were the biggest component of the change, increasing revenue by $5.27 million, while slightly lower crude oil and liquids production decreased production revenue by $26 thousand.  Commodity prices also had a mixed effect on revenues in the current quarter, with higher oil prices increasing revenue by $2.39 million and lower gas prices decreasing revenue by $2.36 million.

	Three months ended			Six months ended
	Jun 30/06	Jun 30/05	% Change	Jun 30/06	Jun 30/05	% Change
Oil and Liquids
Revenue ($000’s)	7,939	5,575	42	14,034	10,775	30
Volumes (bbls/d)	1,289	1,295	-	1,303	1,271	3
Pricing ($/bbl)	67.68	47.30	43	59.51	46.85	27
Natural Gas
Revenue ($000’s)	10,166	7,257	40	21,727	14,040	55
Volumes (mcf/d)	18,139	10,512	73	17,469	10,699	63
Pricing ($/mcf)	6.16	7.59	(19)	6.87	7.25	(5)
Oil Equivalent
Revenue ($000’s)	18,105	12,832	41	35,761	24,815	44
Volumes (boe/d)	4,312	3,047	42	4,214	3,054	38
Pricing ($/boe)	46.14	46.27	-	46.88	44.89	4

Royalties

Gentry’s royalties, net of the Alberta Royalty Tax Credit (ARTC), for the six months ended June 30, 2006 increased to $8.12 million from $4.68 million in the comparative period.  As a percentage of production, oil and liquids royalties were 20.5% in the first half of 2006 versus 22.0% a year ago. Gas royalties were 24.1% versus 16.5% in the comparative period.  On a boe basis, the percentages were 22.7% in 2006 and 18.9% in 2005.

For the three months ended June 30, 2006 Gentry’s royalties, net of ARTC, were $4.18 million compared to $2.22 million for the three months ended June 30, 2005.  On a boe basis, royalties for the most recent quarter were 23.1% versus 17.3% in the comparative period.

Production Expenses

Along with the Company’s increased production volumes, gross production expenses also increased. Expenses were $6.43 million versus $5.25 million.  On a unit basis however, costs decreased to $8.44/boe from $9.50/boe a year earlier.

On a quarterly basis, production expenses were $2.87 million for the three months ended June 30, 2006 compared to $2.78 million a year earlier.  These figures equate to $7.32/boe and $10.02/boe respectively.

Cost reductions were achieved at Princess as a result of the electrification of certain facilities and a full six months of benefits from the ownership of fluid handling batteries. Sedalia also realized some cost savings on a unit measurement due to increased throughput and economies of scale.

General and Administrative Expenses

Gentry’s general and administrative expenses were $1.58 million in the first half of 2006 compared to $1.45 million in the first half of 2005. On a barrel of oil equivalent basis, general and administrative expenses were $2.07/boe versus $2.63/boe in the comparative period.

For the three months ended June 30, 2006, general and administrative expenses were $848 thousand compared to $799 thousand in the second quarter of 2005. On a unit measurement basis, costs were $2.16/boe and $2.88/boe respectively.  Going forward, Gentry expects small increases to its gross administrative expenditures, but the per unit figures should fall as additional production comes onstream.

Interest Expense

Gentry’s interest expense was $913 thousand in the first six months of 2006 versus $686 thousand in the first six months of 2005. Quarterly figures for interest expense were $642 thousand for the most recent quarter and $326 thousand for the quarter ended June 30, 2005.

The increase in interest expense reflects a greater utilization of the Company’s credit facilities as well as a general increase in the overall interest rate paid by Gentry.

Stock Based Compensation

Gentry’s stock-based compensation for the first half of 2006 was $649 thousand versus $335 thousand in the comparative period. For the second quarter of 2006, these costs were $490 thousand compared to $107 thousand a year ago.

The grant of 1,040,000 options at $5.74 per share in April 2006 was the primary reason behind these increases.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first half of this year totaled $12.75 million up from the $7.30 million a year ago.  On a barrel of oil equivalent basis, costs increased to $16.71/boe compared to $13.20/boe the previous year.

For the three month period ended June 30, 2006 the charge for depletion, depreciation and accretion was $7.19 million compared to $3.76 million a year ago. This computes to $18.31/boe and $13.55/boe respectively.

The gross charges are expected to increase as the Company increases its asset base through its capital programs.

Income Taxes

Gentry was liable for $175 thousand in current taxes for the first six months of 2006 versus $367 thousand in the comparative period of 2005. Future taxes decreased marginally to $1.56 million from $1.61 million in the comparative period.

For the quarter ended June 30, 2006, current and future taxes were $57 thousand and $194 thousand respectively.  This compares with $114 thousand and $888 thousand for the quarter ended June 30, 2005.

The elimination of the Large Corporations Tax and reduction in tax rates were the reasons behind the decline in tax expenses.

Cash Flow and Earnings

January through June 2006 cash flow from operations rose 50% to $18.54 million from $12.38 million in the comparative period.  This amounts to $0.48 per share ($0.46 diluted) in 2006, a significant increase from the $0.32 per share ($0.31 diluted) recorded during the first half of 2005.

April through June 2006 cash flow was $9.51 million versus $6.60 million a year ago.  The per share numbers were $0.25 ($0.24 diluted) in 2006 and $0.17 ($0.16 diluted) in 2005.

Greater net production revenue enabled the Company to achieve these dollar increases, while a relatively stable number of common shares outstanding benefited the per share numbers.

Net income was $3.58 million in the first half of 2006 compared to $3.13 million in the first half of 2005.  The per share numbers were $0.09 ($0.09 diluted) in 2006 versus $0.08 ($0.08 diluted) in 2005. While cash flow increased $6.16 million, greater depletion, depreciation and accretion charges softened its impact on net income.

For the second quarter of 2006, net income was $1.64 million or $0.04 per share ($0.04 diluted). This compares to $1.84 million or $0.05 per share ($0.05 diluted) from the second quarter 2005. Again, the increased cash flow was offset, as expected, by the increased depletion charges.

Netbacks

	Three months ended		Six months ended
($/boe)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05
Selling Price	$ 46.14	$ 46.27	$ 46.88	$ 44.89
Royalties (net of ARTC)	(10.64)	(7.99)	(10.64)	(8.47)
Operating Costs	(7.32)	(10.02)	(8.44)	(9.50)
Operating Netbacks	28.18	28.26	27.80	26.92
Administration	(2.16)	(2.88)	(2.07)	(2.63)
Interest	(1.64)	(1.18)	(1.20)	(1.24)
Current Taxes	(0.15)	(0.41)	(0.23)	(0.66)
Cash Flow	$ 24.23	$ 23.79	$ 24.30	$ 22.39

Capital Expenditures

Net capital expenditures decreased to $19.52 million from the $24.24 million incurred in the comparative six-month period.  Capital expenditures for the second quarter of 2006 were $7.40 million, versus the $10.30 million incurred in the second quarter of 2005.

	Three months ended		Six months ended
($000’s)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05
Drilling and completions	$ 2,228	$ 4,379	$ 7,528	$ 7,784
Facilities and equipping	1,672	4,698	5,276	6,350
Land and seismic	3,185	956	5,918	1,864
Acquisitions, net	-	(33)	-	7,648
Capitalized expenses	306	299	765	574
Other	5	3	37	18
	$ 7,396	$ 10,302	$ 19,524	$ 24,238

Liquidity and Capital Resources

Gentry began 2006 with 38,830,799 common shares outstanding.  During the first two quarters, the Company issued 181,934 common shares pursuant to the exercise of stock options ($1.46 per share); 19,028 shares pursuant to the Employee Share Ownership Plan ($5.46 per share); and repurchased 528,800 shares ($5.33 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first half of the year with 38,502,961 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,599,689 common shares outstanding.  A further 3,421,566 shares are reserved for issuance pursuant to outstanding stock option agreements.

Largely as a result of Gentry’s intensive capital program, the Company’s net debt increased to $42.82 million on June 30, 2006 from $39.17 million at the start of the year.  Gentry’s credit limit currently stands at $50 million.

Selected Quarterly Information

The following table summarizes selected production and financial information from the past eight quarters:

	2006		2005				2004
(Three months ended)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production
bbls/d	1,289	1,317	1,486	1,291	1,295	1,246	960	808
mcf/d	18,139	16,792	14,189	11,177	10,512	10,889	8,869	7,753
boe/d	4,312	4,116	3,851	3,154	3,047	3,061	2,439	2,100
Financial ($000s except per share amounts)
Production revenue	$18,105	$17,656	$22,165	$17,685	$12,832	$11,984	$9,193	$8,020
Cash flow	9,508	9,031	12,726	10,091	6,597	5,779	3,029	3,871
per share - basic	0.25	0.23	0.33	0.26	0.17	0.15	0.09	0.11
per share - diluted	0.24	0.22	0.31	0.25	0.16	0.14	0.08	0.11
Net income	1,639	1,945	2,737	4,336	1,843	1,286	501	1,115
per share - basic	0.04	0.05	0.07	0.11	0.05	0.03	0.01	0.03
per share - diluted	0.04	0.05	0.07	0.11	0.05	0.03	0.01	0.03

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2006 and December 31, 2005

ASSETS
	June 30, 2006	Dec 31, 2005
	(unaudited)	(audited)
CURRENT
Cash and cash equivalents	$ 17,815	$ 13,090
Accounts receivable	10,609,258	14,819,088
Prepaid expenses	665,740	625,961
	11,292,813	15,458,139

INVESTMENTS	1,809,583	1,707,458

PROPERTY AND EQUIPMENT	122,250,911	114,901,195

	$ 135,353,307	$ 132,066,792

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 15,119,431	$ 20,179,163
Income taxes payable	151,500	303,405
Bank debt	38,840,000	34,150,000
	54,110,931	54,632,568

ASSET RETIREMENT OBLIGATIONS	3,990,765	3,473,144

FUTURE INCOME TAXES	13,457,259	11,897,016

	71,558,955	70,002,728

SHARE CAPITAL	42,755,119	42,906,253
CONTRIBUTED SURPLUS	1,355,868	823,918
RETAINED EARNINGS	19,683,365	18,333,893
	63,794,352	62,064,064

	$ 135,353,307	$ 132,066,792

Please refer to the accompanying notes.

Director: (signed) “Michael Halvorson”

Director: (signed) “A. Bruce Macdonald”

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the periods ending June 30

(unaudited)

	Three months ending June 30		Six months ending June 30
	2006	2005	2006	2005
REVENUE
Production	$ 18,105,359	$ 12,832,031	$ 35,761,357	$ 24,815,537
Less: royalties, net of ARTC	(4,176,356)	(2,216,114)	(8,117,065)	(4,682,506)
	13,929,003	10,615,917	27,644,292	20,133,031
EXPENSES
Depletion, depreciation & accretion	7,185,508	3,758,689	12,746,191	7,298,651
Production	2,873,670	2,779,410	6,434,748	5,252,677
General & administrative	847,526	799,418	1,582,023	1,451,838
Interest on bank debt	642,323	326,027	912,896	685,967
Stock-based compensation	489,589	107,333	648,737	334,889
	12,038,616	7,770,877	22,324,595	15,024,022

INCOME BEFORE INCOME TAXES	1,890,387	2,845,040	5,319,697	5,109,009

INCOME TAXES
Current	57,647	114,242	175,336	366,593
Future	193,824	887,557	1,560,243	1,612,732
	251,471	1,001,799	1,735,579	1,979,325

NET INCOME	1,638,916	1,843,241	3,584,118	3,129,684
Retained earnings, start of period	19,068,553	10,266,531	18,333,893	9,048,384
Less: excess of cost of shares acquired over stated value	(1,024,104)	(270,266)	(2,234,646)	(338,562)
Retained earnings, end of period	$ 19,683,365	$ 11,839,506	$ 19,683,365	$ 11,839,506

NET INCOME PER SHARE
Basic	$ 0.04	$ 0.05	$ 0.09	$ 0.08
Diluted	$ 0.04	$ 0.05	$ 0.09	$ 0.08

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending June 30

(unaudited)

	Three months ending June 30		Six months ending June 30
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	$ 1,638,916	$ 1,843,241	$ 3,584,118	$ 3,129,684
Add items not requiring cash
Depletion, depreciation & accretion	7,185,508	3,758,689	12,746,191	7,298,651
Stock-based compensation	489,589	107,333	648,737	334,889
Future income taxes	193,824	887,557	1,560,243	1,612,732
	9,507,837	6,596,820	18,539,289	12,375,956
Changes in non-cash working capital items	(6,580,222)	(2,937,948)	1,934,344	(4,941,456)
Asset retirement costs	(26,761)	(34,031)	(54,429)	(66,725)
	2,900,854	3,624,841	20,419,204	7,367,775
INVESTING ACTIVITIES
Capital expenditures	(7,395,906)	(10,301,748)	(19,523,857)	(24,238,104)
Acquisition of investments	(102,125)	-	(102,125)	-
Changes in non-cash working capital items	(1,175,022)	3,174,037	(3,098,282)	(1,115,654)
	(8,673,053)	(7,127,711)	(22,724,264)	(25,353,758)
FINANCING ACTIVITIES
Proceeds from bank debt, net	6,839,119	3,820,000	4,690,000	18,000,000
Redemption of share capital	(1,318,069)	(366,197)	(2,820,255)	(456,597)
Proceeds on issuance of share capital, net	265,384	39,062	317,688	393,924
Changes in non-cash working capital items	(17,966)	(2,107)	122,352	(10,964)
	5,768,468	3,490,758	2,309,785	17,926,363

INCREASE (DECREASE) IN CASH	(3,731)	(12,112)	4,725	(59,620)

CASH AND CASH EQUIVALENTS, start of period	21,546	20,779	13,090	68,287

CASH AND CASH EQUIVALENTS, end of period	$ 17,815	$ 8,667	$ 17,815	$ 8,667

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 642,323	$ 326,027	$ 912,896	$ 685,967
Income taxes paid	$ 78,926	$ -	$ 292,998	$ 1,352,831

Please refer to the accompanying notes.

NOTES TO THE JUNE 30, 2006 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada, which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2005.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2005.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $50 million.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility is subject to review on a semi-annual basis.

3.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in the asset retirement obligations:

	June 30, 2006	December 31, 2005

Asset retirement obligations, beginning of period	$ 3,473,144	$ 2,671,657
Liabilities incurred	473,479	745,691
Liabilities settled	(54,429)	(160,441)
Accretion expense	98,571	146,868
Liabilities acquired	-	69,369
Asset retirement obligations, end of period	$ 3,990,765	$ 3,473,144

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $7,608,891 (December 31, 2005 - $6,921,310).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2005 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at June 30, 2006, no funds have been set aside to settle these obligations.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Issued
Voting Common Shares	Number of Shares	Stated Value
Balance – December 31, 2005	38,830,799	$ 42,906,253
Exercise of stock options	181,934	330,536
Employee share ownership plan	19,028	103,939
Normal course issuer bid purchases	(528,800)	(585,609)

Balance – June 30, 2006	38,502,961	$ 42,755,119
Reserved for Issuance
Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance – December 31, 2005	2,604,667	$ 1.76
Granted	1,040,000	5.74
Exercised	(181,934)	1.46
Cancelled	(6,667)	2.30

Balance – June 30, 2006	3,456,066	$ 2.97

Exercisable – June 30, 2006	1,978,843	$ 1.56

5.

STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2006 was estimated on the dates of grant using the BlackScholes option pricing model with the following assumptions:

Risk free interest rate of 4.26%

Expected life of options of 3.5 to 4.5 years

Expected volatility of 81.24%

Expected dividend rate of 0%

Fair value per option granted of $3.59

Compensation costs of $596,768 for the six months ended June 30, 2006 (2005 - $297,368) and $461,624 for the three months ended June 30, 2006 (2005 - $88,946) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com